As filed with the Securities and Exchange Commission on December 20, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

XL CAPITAL LTD
(Exact name of registrant as specified in its charter)
Cayman Islands		98-0191089
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
XL House
One Bermudiana Road		CT Corporation System
Hamilton HM 11		111 Eighth Avenue
Bermuda		New York, New York 10011
(441) 292-8515		(212) 590-9200
(Address, including zip code, and telephone number, including area code,		(Name, address, including zip code, and telephone number,
of registrant’s principal executive offices)		including area code, of agent for service)

Copies to:
Charles F. Barr, Esq.		Immanuel Kohn, Esq.
Executive Vice President and General Counsel		Cahill Gordon & Reindel LLP
XL Capital Ltd		80 Pine Street
XL House		New York, New York 10005-1702
One Bermudiana Road		(212) 701-3000
Hamilton HM 11
Bermuda
(441) 292-8515

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [X]

     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [_]

Calculation of Registration Fee

		Proposed maximum	Proposed maximum
Title of each class of securities	Amount to be	offering price per	aggregate offering	Amount of
to be registered	registered	unit(1)	price(1)	registration fee(1)(2)

XL Capital Ltd Ordinary Shares	1,000,000	$65.73	$65,730,000	$7,033.11

XL Capital Ltd Ordinary Share
Purchase Rights (3)

(1)	Calculated pursuant to Rule 457(c) under the Securities Act upon the basis of the average of the high and low prices for XL Capital Ltd Ordinary Shares reported in the consolidated reporting system of the New York Stock Exchange on December 19, 2005.

(2)	The registrant filed a Registration Statement on Form S-3 (File No. 333-76988) on January 18, 2002, which became effective upon filing thereof, covering the registration of 1,000,000 XL Capital Ltd Ordinary Shares, with a proposed maximum aggregate offering price of $89,380,000, and paid a registration fee of $21,363.01 in connection therewith. The registrant has not sold any of the XL Capital Ltd Ordinary Shares previously registered under such Registration Statement. Pursuant to Rule 457(p) under the Securities Act, the registrant has offset the $7,033.11 registration fee due herewith with $7,033.11 of such previously paid fee.

(3)	The XL Capital Ltd Ordinary Share Purchase Rights are issued with the XL Capital Ltd Ordinary Shares for no additional consideration.

PROSPECTUS

1,000,000 Class A Ordinary Shares

XL Capital Ltd
Dividend Reinvestment and
Share Purchase Plan

     With this prospectus, we are offering you the opportunity to participate in our Dividend Reinvestment and Share Purchase Plan, or Plan. The Plan allows our existing shareholders to increase their holdings of our ordinary shares and gives new investors an opportunity to make an initial investment in our ordinary shares.

Plan Highlights:
  If you are an existing shareholder, you may purchase additional ordinary shares by reinvesting all or, if you own 100 ordinary shares or more, all or a portion of the dividends paid on your ordinary shares and by making optional cash payments of not less than $25, up to a maximum of $150,000 per year. In some instances, we may permit optional cash payments in excess of this maximum if we approve your request for waiver.
  If you are a new investor, you may join the Plan by making an initial investment of not less than $250 and not more than $150,000. In some instances, we may permit initial investments in excess of this maximum if we approve your request for waiver.
  Once you enroll in the Plan, you may authorize electronic deductions from your bank account for optional cash payments.
  You may make optional cash payments in excess of $150,000 in any year only if we approve your request for a waiver.
  We may offer discounts (which we expect may range from 0% to 5%) on reinvestments, optional and initial cash investments, or investments for which a waiver has been granted. At our discretion the discount may be offered at variable rates on one, all or a combination of the sources of investments or not at all.

Your participation in the Plan is voluntary and you may terminate your account at any time. If you elect not to have your dividends reinvested in accordance with the terms of the Plan, you will receive dividends if and when declared by our board of directors, by check or automatic deposit to a bank account that you designate.

     Our ordinary shares are traded on the New York Stock Exchange, or NYSE, under the ticker symbol “XL”. The last reported sale price of our ordinary shares on December 19, 2005 was $65.27 per ordinary share.

     See “Risk Factors” on page 1 of this prospectus to read about factors that you should consider before buying our ordinary shares.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2005

     You should read this prospectus carefully before you invest. It contains important information that you should consider when making your investment decision.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

     The distribution of this prospectus and the offering and sale of the ordinary shares in certain jurisdictions may be restricted by law. XL Capital Ltd and Mellon Bank, N.A., as Administrator, require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the ordinary shares in any jurisdiction in which such offer or invitation would be unlawful.

     XL Capital Ltd is prohibited from making any invitation to the public of the Cayman Islands to purchase the ordinary shares. Non-resident or exempted companies or other non-resident or exempted entities established in the Cayman Islands, however, may purchase the ordinary shares.

     Unless the context otherwise requires, references in this prospectus to “ordinary shares” are to our Class A Ordinary Shares, par value $0.01 per share.

     In this prospectus, references to “dollar” and “$” are to United States currency, and the terms “United States” and “U.S.” mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

     In this prospectus, “XL Capital”, “we”, “our”, “ours” and “us” refer to XL Capital Ltd unless the context otherwise requires.

ii

RISK FACTORS

     Investing in our ordinary shares involves risk. In deciding whether to invest in our ordinary shares, you should carefully consider the following risk factors as well as the risk factors incorporated herein by reference to Exhibit 99.3 to our Current Report on Form 8-K filed on December 1, 2005, any of which could have a significant or material adverse effect on our business, financial condition and results of operations, in addition to the other information contained in this prospectus and the other information incorporated by reference herein. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition and results of operations.

Risks Related to the Plan

You will not know the price of the ordinary shares you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested in or purchase additional ordinary shares.

     The price of our ordinary shares may fluctuate between the time you decide to have your dividends reinvested in or purchase additional ordinary shares under the Plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision. Mellon Bank, N.A., as Administrator, administers the Plan. If you instruct the Administrator to sell ordinary shares under the Plan, you will not be able to direct the time or price at which your ordinary shares are sold. The price of our ordinary shares may decline between the time you decide to sell ordinary shares and the time of actual sale. If you decide or are required to withdraw from the Plan, the Administrator will continue to hold your ordinary shares unless you request that they be sold.

Risks Related to Our Ordinary Shares

The price and trading volume of our ordinary shares may be subject to significant fluctuations.

     The price and trading volume of our ordinary shares may fluctuate in response to a number of events and factors, including:

  catastrophes or other events that may impact or be perceived by investors as impacting the insurance and reinsurance industries;
  quarterly variations in our operating results;
  changes in the market’s expectations about our future operating results;
  changes in financial estimates and recommendations by securities analysts concerning us or the insurance and reinsurance industries generally;
  changes in the credit ratings assigned to our claims-paying ability by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., A.M. Best Company Inc. or other independent rating agencies;
  operating and stock price performance of other companies that investors may deem comparable to us;
  news reports relating to our business and trends in the markets in which we operate;
  changes in the laws and regulations affecting our business;
  acquisitions and financings by us or others in our industry; and
  sales or acquisitions of a substantial number of our ordinary shares by our directors and executive officers or significant shareholders, or the perception that such sales could occur.

     In addition, in recent years stock markets around the world have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect the price of our ordinary shares, regardless of our operating results.

Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our ability to pay dividends on our ordinary shares depends on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries.

     We currently conduct substantially all of our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. Our ability to pay dividends on our ordinary shares depends on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are separate and distinct legal entities that will have no obligation to pay any dividends or to lend or advance us funds and which may be restricted from doing so by contract, including other financing arrangements, charter provisions or applicable legal or regulatory requirements and may also depend on the financial condition of our subsidiaries. For instance, the ability of our subsidiaries to pay such dividends is limited by the applicable laws and regulations of the various countries that they operate in, including the Cayman Islands, Bermuda, the United States and the United Kingdom, and those of the Society of Lloyd’s. For further discussion of certain regulatory restrictions on the payments of dividends by our subsidiaries, see Note 24 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus.

Provisions in our Articles of Association may reduce the voting rights of our ordinary shares.

     Our Articles of Association generally provide that shareholders have one vote for each ordinary share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, the voting rights exercisable by a shareholder may be limited so that certain persons or groups are not deemed to hold 10% or more of the voting power conferred by our ordinary shares. Under these limitations, some shareholders may have less than one vote for each ordinary share held by them. Moreover, these limitations could have the effect of reducing the voting power of some shareholders who would not otherwise be subject to such limitations by virtue of their direct share ownership. See “Description of XL Capital Ordinary Shares.”

Provisions in our Articles of Association may restrict the ownership and transfer of our ordinary shares.

     Our Articles of Association provide that our board of directors shall decline to register a transfer of shares if it appears to our board of directors, whether before or after such transfer, that the effect of such transfer would be to increase the number of shares owned or controlled by any person to 10% or more of any class of voting shares, the total issued shares of XL Capital Ltd or the voting power of XL Capital Ltd. In addition, our Articles of Association also provide that if, and for so long as, the votes conferred on any person by the ownership or control of our shares (including any preference ordinary shares) constitute 10% or more of the votes conferred by our issued shares, each such share held by such person shall confer only a fraction of the vote that would otherwise be conferred, as determined by the formula described in our Articles of Association, and such voting rights will continue to be readjusted until no shareholder’s voting rights exceed this limitation as a result of such reduction. Notwithstanding the foregoing, our board of directors may make such final adjustments to the aggregate number of votes conferred on any person by the ownership or control of shares that they consider fair and reasonable, in the light of all applicable circumstances, to ensure that such votes represent less than 10% of the aggregate voting power of the votes conferred by all our issued shares. See “Description of XL Capital Ordinary Shares.” For these purposes, references to ownership or control of our shares mean ownership within the meaning of Section 958 of the Internal Revenue Code of 1986, as amended, or the Code, and Section 13(d)(3) of the Securities Exchange Act of 1934.

Certain provisions in our charter documents and Rights Agreement could, among other things, impede an attempt to replace our directors or to effect a change of control, which could diminish the value of our ordinary shares.

     Our Articles of Association contain provisions that may make it more difficult for shareholders to replace directors and could delay or prevent a change of control that a shareholder might consider favorable. These provisions include a staggered board of directors, limitations on the ability of shareholders to remove directors, limitations on voting rights and certain transfer restrictions on our ordinary shares. In addition, certain provisions in our Rights

Agreement could delay or prevent a change of control that a shareholder might consider favorable. These provisions may prevent a shareholder from receiving the benefit of any premium over the market price of our ordinary shares offered by a bidder in connection with a potential takeover.

     Even in the absence of a takeover attempt or an attempt to effect a change in management, these provisions may adversely affect the prevailing market price of our ordinary shares if they are viewed as discouraging takeover attempts in the future. See “Description of XL Capital Ordinary Shares” below and “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus.

     In addition, insurance regulations in certain jurisdictions may also delay or prevent a change of control or limit the ability of a shareholder to acquire in excess of specified amounts of our ordinary shares.

It may be difficult for you to enforce judgments against XL Capital Ltd or its directors and executive officers.

     XL Capital Ltd is incorporated pursuant to the laws of the Cayman Islands, and our principal executive offices are in Bermuda. In addition, certain of our directors and officers reside outside the United States, and a substantial portion of our assets and the assets of such directors and officers are located outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon those persons or to recover on judgments of U.S. courts against us or them, including judgments predicated upon civil liability provisions of U.S. federal securities laws.

     XL Capital Ltd has been advised by Appleby Spurling Hunter, its Cayman Islands counsel, that there is doubt as to whether the courts of the Cayman Islands would enforce:

  judgments of U.S. courts based upon the civil liability provisions of U.S. federal securities laws obtained in actions against XL Capital Ltd or its directors and officers, as well as experts named in this prospectus, who reside outside the United States; or
  original actions brought in the Cayman Islands against these persons or XL Capital Ltd predicated solely upon U.S. federal securities laws.

     XL Capital Ltd has also been advised by Appleby Spurling Hunter that there is no treaty in effect between the United States and the Cayman Islands providing for such enforcement and there are grounds upon which Cayman Islands courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, would not be allowed in Cayman Islands courts as contrary to public policy.

U.S. persons who own our ordinary shares may have more difficulty protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

     The law applicable to companies established in the Cayman Islands, under which we are governed, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. These differences include the manner in which directors must disclose transactions in which they have an interest and their ability to vote notwithstanding a conflict of interest, the rights of shareholders to bring class action and derivative lawsuits and the scope of indemnification available to directors and officers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995, or PSLRA, provides a “safe harbor” for forward-looking statements. Any prospectus, prospectus supplement, our Annual Report to holders of ordinary shares, any proxy statement, any Form 10-K, Form 10-Q or Form 8-K of ours or any other written or oral statements made by or on behalf of us may include forward-looking statements that reflect our current views with respect to future events and financial performance. Such statements include forward-looking statements both with respect to us in general, and to the insurance, reinsurance and financial products and services sectors in particular (both as to underwriting and investment matters). Statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “anticipate”, “will”, and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the PSLRA or otherwise.

     All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

     We believe that these factors include, but are not limited to, the following:

  the adequacy of rates and in terms and conditions may not be as sustainable as we are currently projecting;
  changes to the size of our claims relating to Hurricanes Katrina, Rita, Wilma and other natural catastrophes;
  our ability to realize the expected benefits of the quota share reinsurance treaty that we recently entered into with respect to specified portions of our property catastrophe and retrocessional lines of business;
  the timely and full recoverability of reinsurance placed by us with third parties, or other amounts due to us, including, without limitation, amounts due to us from the Winterthur Swiss Insurance Company (a) in connection with the independent actuarial process or (b) under other contractual arrangements;
  the projected amount of ceded reinsurance recoverables and the ratings and creditworthiness of reinsurers may change;
  the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;
  ineffectiveness or obsolescence of our business strategy due to changes in current or future market conditions;
  increased competition on the basis of pricing, capacity, coverage terms or other factors;
  greater frequency or severity of claims and loss activity, including as a result of natural or manmade catastrophic events, than our underwriting models, reserving or investment practices anticipate based on historical experience or industry data;
  developments in the world’s financial and capital markets that adversely affect the performance of our investments and our access to such markets;
  the potential impact on us from government-mandated insurance coverage for acts of terrorism;
  the potential impact of variable interest entities or other off-balance sheet arrangements on us;
  developments in bankruptcy proceedings or other developments related to bankruptcies of companies insofar as they affect property and casualty insurance and reinsurance coverages or claims that we may have as a counterparty;

  availability of borrowings and letters of credit under our credit facilities;
  changes in regulation or tax laws applicable to us or our subsidiaries, brokers or customers;
  acceptance of our products and services, including new products and services;
  changes in the availability, cost or quality of reinsurance;
  changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers;
  loss of key personnel;
  the effects of mergers, acquisitions and divestitures;
  changes in rating agency policies or practices;
  changes in accounting policies or practices or the application thereof;
  legislative or regulatory developments;
  changes in general economic conditions, including inflation, foreign currency exchange rates and other factors;
  the effects of business disruption or economic contraction due to war, terrorism or other hostilities; and
  the other factors set forth in our other documents on file with the Securities and Exchange Commission, or SEC.

     The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including XL Capital, that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. You may also obtain the annual, quarterly and current reports, proxy statements and other information that we file with or furnish to the SEC from our website at www.xlcapital.com.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we file after the date of this prospectus with the SEC will automatically be deemed to be incorporated by reference and will update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings made by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the ordinary shares offering described in this prospectus.

  Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 11, 2005;
  Proxy Statement dated March 24, 2005, filed on March 24, 2005;
  Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005;
  Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 4, 2005;
  Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005; and
  Current Reports on Form 8-K filed on January 21, February 10 (other than Item 2.02 and Exhibit 99.1 thereof), February 23, March 8, April 15, May 2, May 20, June 8, June 16, June 27, July 8, September 13, September 14, October 5, October 26, November 28, December 1, December 6, December 7, December 9, December 12 and December 13, 2005.

     Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus. Nothing herein shall be deemed to incorporate information furnished to, but not filed with, the SEC. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, at no cost upon his or her written or oral request, a copy of any of the documents that are incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference into such documents, and XL Capital Ltd’s constitutional documents. You may request such documents by contacting us at:

     Investor Relations
     XL House
     One Bermudiana Road
     Hamilton, Bermuda HM 11
     Telephone: (441) 292-8515

XL CAPITAL LTD

     We, through our operating subsidiaries, are a leading provider of insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis.

     We are incorporated in the Cayman Islands. Our principal executive offices are located at XL House, One Bermudiana Road, Hamilton HM 11, Bermuda. Our telephone number is (441) 292-8515. Our website address is www.xlcapital.com. The information contained on or linked to from our website is not incorporated by reference into this prospectus.

     You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

THE PLAN

Description of the Plan

     The following is a summary description of the Plan.

      1.     Who is eligible to participate in the Plan?

      New investors and existing shareholders of XL Capital Ltd are eligible to participate in the Plan.

     2.     How does a new investor participate in the Plan?

     If you are a new investor and would like to participate in the Plan, please read this prospectus before you invest. Once you have read this prospectus, you may complete the enclosed enrollment form and mail it to the Administrator in the envelope provided. Alternatively, you may enroll on-line through Investor ServiceDirect® at www.melloninvestor.com. Simply click the “Stock Purchase Plans” button at the “easy search” screen, then select the ticker symbol button and enter XL. Please follow the instructions for authorizing an initial investment and indicate whether you want to have your dividends reinvested in accordance with the terms of the Plan.

     New investors can participate in the Plan by making an initial investment in our ordinary shares of not less than $250 and not more than $150,000, unless a request for waiver has been approved (in which case the initial investment may exceed $150,000). If you are a new investor, you may make an initial investment by:

  Authorizing an electronic debit of not less than $250 but not more than $150,000 from your U.S. bank account. This alternative is available to on-line investors only; or
  Mailing a check or money order for not less than $250 but not more than $150,000 to the Administrator along with your enrollment form. Please make the check or money order payable to XL Capital /Mellon Bank.

     The purchase price for shares purchased with an initial investment of not less than $250 and not more than $150,000 will be equal to the market price. See “—Purchases and Pricing of Shares” for a description of how the market price is determined. If your request for a waiver has been approved, your initial investment may exceed $150,000. See “—Optional Cash Payments and Initial Investments in Excess of $150,000—Request for Waiver” and “—Purchases and Pricing of Shares Purchased Pursuant to a Request for Waiver” for more information.

     3.      How does an existing shareholder participate in the Plan?

     Enrollment is available on-line through Mellon’s Investor ServiceDirect® at www.melloninvestor.com. See “—Administration” for information on how to access Investor ServiceDirect®. Alternatively, you may enroll by completing the enclosed enrollment form and mailing it to the Administrator in the envelope provided. Your participation will begin promptly after your Plan enrollment is received. Once you enroll, your participation continues automatically for as long as you wish to participate in the Plan.

     You may change your dividend reinvestment election at any time on-line through Investor ServiceDirect® or by notifying the Administrator in writing. To be effective with respect to a particular dividend, any such change must be received by the Administrator on or before the record date for that dividend. You may, of course, choose not to reinvest any of your dividends, in which case the Administrator will remit any dividends to you by check or automatic deposit to a bank account that you designate.

     4.      As an existing shareholder, what are my investment options under the Plan?

Once enrolled in the Plan, you may elect to:
  Reinvest all or a portion of your dividends in additional ordinary shares if you own 100 ordinary shares or more.

  Reinvest all of your dividends in additional ordinary shares if you own fewer than 100 ordinary shares.
  Make optional cash payments of not less than $25, up to a maximum of $150,000 per year unless a request for waiver has been approved (in which case your optional cash payments may exceed $150,000 for the year in which the waiver is granted), regardless of whether dividends are being reinvested. The $25 minimum applies only to optional cash payments by existing Plan participants. New investors must make an initial investment of not less than $250.
  The purchase price for shares purchased with reinvested dividends and optional cash payments up to $150,000 per year will be equal to the market price. See “—Purchases and Pricing of Shares” for a description of how the market price is determined. You may make optional cash payments in excess of $150,000 in any year only if we approve your request for waiver.
  We may offer discounts (which we expect may range from 0% to 5%) on reinvestments, optional and initial cash investments, or investments for which a waiver has been granted. At our discretion the discount may be offered at variable rates on one, all or a combination of the sources of investments or not at all.

     5.      How do I make an optional cash payment under the Plan?

     If you already own our ordinary shares, are enrolled in the Plan and want to make optional cash payments, you can authorize an individual automatic deduction from your bank account through Investor ServiceDirect® or send a check or money order to the Administrator for each optional cash payment. If you choose to submit a check or money order, please make sure to include the contribution form from your Plan statement and mail it to the address specified on the Plan statement. If you wish to make regular monthly optional cash payments, you may authorize automatic monthly deductions from your bank account. Optional cash payments may not be less than $25, and the total of all optional cash payments may not exceed $150,000 in any year, unless a request for waiver has been approved (in which case your optional cash payments may exceed $150,000 for the year in which the waiver is granted).

     6.      Who is the administrator of the Plan?

     Mellon Bank, N.A. administers the Plan. Mellon Investor Services, a registered transfer agent, and Mellon Securities LLC, a registered broker/dealer, will provide certain administrative support to the Administrator. If you have questions regarding the Plan, please write to the Administrator at the following address: Mellon Bank, N.A., c/o Mellon Investor Services, P.O. Box 3338, South Hackensack, NJ 07606-1938, or call the Administrator at 1-866-282-4135 (if you are inside the United States or Canada) or 1-201-329-8660 (if you are outside the United States or Canada). An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Time, Monday through Friday (except holidays). In addition, you may visit the Mellon Investor Services website at www.melloninvestor.com. At this website, you can enroll in the Plan, obtain information, and perform certain transactions on your Plan account via Investor ServiceDirect®. See “—Administration” for more information regarding Investor ServiceDirect® and the administration of the Plan.

7.      When are funds invested under the Plan?

     For months when a dividend is payable, the investment date for the dividend reinvestment transaction will be the dividend payment date for the quarter. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the dividends within 30 days, the Administrator will remit the dividends to you by check. Optional cash payments and initial investments are processed at least once every five business days. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 35 days, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment. See “—Date for Investment of Funds Under the Plan”.

     8.      How do I make optional cash payments or an initial investment in excess of the maximum yearly amount?

     If you wish to make optional cash payments in excess of $150,000 in any year or an initial investment in excess of $150,000, see “—Optional Cash Payments and Initial Investments in Excess of $150,000 — Request for Waiver” for more information.

     9.      Who pays the brokerage trading fees and other expenses?

     We will pay all transaction and brokerage trading fees on shares purchased through the Plan when shares are being acquired from us. If shares are acquired through open market sources, brokerage trading fees at the rate of $0.06 per share may be factored into the average price of shares acquired. You may be responsible for certain charges if you withdraw from the Plan.

     10.     What are the U.S. federal income tax consequences of participation in the Plan?

     Please refer to the section “Certain Tax Consequences” for the relevant information.

Purpose

     The purpose of the Plan is to provide a convenient and economical way for our shareholders to invest all or, if they own 100 ordinary shares or more, all or a portion of their cash dividends in additional ordinary shares. The Plan also allows our shareholders and new investors to purchase our ordinary shares.

Eligibility of New Investors

     If you are a new investor, you can participate in the Plan by making an initial investment in our ordinary shares of not less than $250 and not more than $150,000. You may make an initial investment in excess of $150,000 only if we approve your request for waiver. New investors may join the Plan by on-line enrollment through Mellon’s Investor ServiceDirect® at www.melloninvestor.com. Alternatively, you may enroll in the Plan by completing the enclosed enrollment form and delivering it, along with an initial investment, to the Administrator.

     See “—Description of the Plan —How does a new investor participate in the Plan?” for more information on how to make an initial investment through Investor ServiceDirect®.

Eligibility of Existing Shareholders

     Eligible shareholders may join the Plan by accessing their account on-line through Investor ServiceDirect® at www.melloninvestor.com and electing to reinvest all or, if they own 100 ordinary shares or more, all or part of their dividend or conduct an optional cash investment. See “—Description of the Plan—How do I make an optional cash payment under the Plan?” for more information on how to make an optional cash payment through Investor ServiceDirect®.

     If you own shares that are registered in someone else’s name (for example, a bank, broker, or trustee) and you want to participate in the Plan, you may be able to arrange for that person to handle the reinvestment of dividends. If not, your shares should be withdrawn from “street name” or other form of registration and should be registered in your own name. Alternatively, your broker or bank may offer a program that allows you to participate without having to withdraw your shares from “street name.”

     If you are already a participant in the Plan, you need not take any further action in order to maintain your present participation.

Administration

     Mellon Bank, N.A. administers the Plan. Certain administrative support will be provided to the Administrator by Mellon Investor Services, a registered transfer agent, and Mellon Securities LLC, a registered broker/dealer.

     You can enroll in the Plan, obtain information, and perform certain transactions on your Plan account on-line via Investor ServiceDirect®. To access Investor ServiceDirect® please visit the Mellon Investor Services website at www.melloninvestor.com.

     To gain access, you will need a password which you may establish when you visit the website. If you have forgotten your password, call 1-877-978-7778 to have it reset.

     You can contact shareholder customer service toll-free within the United States and Canada at 1-866-282-4135. If you are calling from outside the United States or Canada, please contact shareholder customer service at 1-201-329-8660. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Time, Monday through Friday (except holidays).

     You may write to the Administrator at Mellon Bank, N.A., c/o Mellon Investor Services, P.O. Box 3338, South Hackensack, NJ 07606-1938. Please include a reference to XL Capital Ltd in all correspondence.

Purchases and Pricing of Shares

     If purchased directly from the us, the market price for purchases of shares with reinvested dividends, initial investments up to $150,000 and optional cash payments up to $150,000 per year will be equal to the average of the daily high and low prices of our shares, as quoted by the NYSE, for the investment date. If, at our direction, shares are purchased in the open market, the market price will be the average price of all shares purchased for the investments.

     If a request for waiver is approved, the purchase price for shares purchased with optional cash payments in excess of $150,000 for any year or an initial investment in excess of $150,000 will be determined by the Administrator. See “—Purchases and Pricing of Shares Purchased Pursuant to a Request for Waiver.”

     For months when a dividend is payable, the investment date for the dividend reinvestment transaction will be the dividend payment date for the quarter. Dividend payment dates normally occur during March, June, September and December. Initial investment and optional cash purchase transactions are processed independently from dividend reinvestment transactions and will generally be processed within five business days of receipt of funds. Your account will be credited with that number of shares, including fractions computed to four decimal places, equal to the total amount to be invested by you divided by the applicable purchase price per share.

Participation

     Any eligible shareholder and new investor may join the Plan by enrolling on-line or by completing an enrollment form and returning it to the Administrator at the following address: Mellon Bank, N.A., c/o Mellon Investor Services, P.O. Box 3338, South Hackensack, NJ 07606-1938. If you are an eligible shareholder, you may submit an optional cash payment of between $25 and $150,000 with your on-line enrollment or completed enrollment form. If you are a new investor, you must submit an initial investment of between $250 and $150,000 with your completed enrollment form. Alternatively, you may enroll on-line at www.melloninvestor.com. You may make an optional cash payment or an initial investment in excess of $150,000 only if we approve your request for waiver. See “—Purchases and Pricing of Shares Purchased Pursuant to a Request for Waiver”.

     If the Administrator receives your enrollment form on or before the record date for the payment of the next dividend, that dividend will be invested in additional ordinary shares for your Plan account. If the enrollment form is received in the period after any dividend record date and you were a holder of record on that dividend record date, that dividend will be paid by check or automatic deposit to a bank account that you designate and your initial dividend reinvestment will commence with the following dividend.

     Once enrolled in the Plan, you can meet your individual objectives by choosing among the following categories or combinations of investments:

  You may reinvest all or, if you own 100 ordinary shares or more, all or a portion of the cash dividends paid on your ordinary shares in additional ordinary shares; and/or

  You may invest by making optional cash payments of not less than $25, up to a maximum of $150,000 per year unless a request for waiver has been approved (in which case your optional cash payments may exceed $150,000 for the year in which the waiver is granted), regardless of whether dividends are being reinvested.

     The $25 minimum described above applies only to optional cash payments by Plan participants. New investors must make an initial investment of not less than $250.

     By enrolling in the Plan, you direct the Administrator to apply dividends and any optional cash payments you might make as a participant to the purchase of additional ordinary shares in accordance with the Plan’s terms and conditions. Unless otherwise instructed, the Administrator will automatically reinvest all dividends declared on shares held under the Plan. If you do not want the dividends paid on your shares to be reinvested, you must provide notice to the Administrator. See “—Administration” for information on how to contact the Administrator. To be effective for a particular dividend payment, the Administrator must receive notice on or before the record date for that dividend. If the notice is received after the record date, dividends paid on shares held in your account will be reinvested and credited to your account. Your request will then be processed as soon as practicable after the dividends are reinvested.

     Optional cash payments and initial investments can be delivered to the Administrator in the form of a check or money order made payable to XL Capital /Mellon Bank, or by authorizing electronic transfers from your bank account by accessing your Plan account on-line through Investor ServiceDirect® at www.melloninvestor.com. If you send a check or money order, please complete the transaction stub attached to your Plan statement and then mail it with your payment to the address specified on the Plan statement. A $35 fee will be assessed for a check or electronic debit that is returned for insufficient funds.

     The Administrator must receive the optional cash payment of an existing shareholder at least one business day prior to the investment date.

What provisions are made for non-U.S. residents?

     Cash investments from non-U.S. residents must be in U.S. dollars and will be invested in the same manner as investments from other participants. Each participant is responsible for reviewing the applicable laws of his or her country of residence prior to investing in our ordinary shares. You should determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. We reserve the right to terminate participation of any shareholder if we deem it advisable under any foreign laws or regulations. Please contact your tax advisor to determine the tax consequences for a non-U.S. resident of an investment in our ordinary shares.

Cost

     Except for certain charges incurred in connection with shares acquired through open market services, there are no brokerage trading fees or other charges on shares purchased through the Plan. Certain charges may be incurred by you if you withdraw from the Plan as described below. See “—Withdrawal by Participant.”

Date for Investment of Funds Under the Plan

     For months in which a dividend is payable, the investment date of the dividend will be the dividend payment date for the quarter. Dividend payment dates normally occur in March, June, September and December. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the dividends within 30 days, the Administrator will remit the dividends to you by check. Initial investment and optional cash purchase transactions are processed independently from dividend reinvestment transactions and will generally be processed within five business days of receipt of funds. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 35 days, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

Discounts

     We may offer discounts (which we expect may range from 0% to 5%) on reinvestments, optional and initial cash investments, or investments for which a waiver has been granted. At our discretion the discount may be offered at variable rates on one, all or a combination of the sources of investments or not at all. Discounts may be implemented, modified or terminated without notice to Plan participants.

Initial Investments by New Investors

     New investors can participate in the Plan by making an initial investment in our ordinary shares of not less than $250 and not more than $150,000, unless a request for waiver has been approved (in which case the initial investment may exceed $150,000). An initial investment by a new investor may be made by enclosing a check or money order with the enrollment form. Checks and money orders should be made payable to XL Capital /Mellon Bank. Alternatively, new investors may enroll on-line at www.melloninvestor.com.

     The Administrator must receive your payment at least one business day prior to the investment date. Funds received after the investment date will be held for investment on the next investment date. Generally, there is an investment date once every five business days. If you deliver an initial investment to the Administrator, but decide that you do not want to make the initial investment, you must deliver a written request for a refund to the Administrator. See “—Administration” for information on how to contact the Administrator. The Administrator must receive your request for a refund no later than two business days prior to the investment date. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 35 days, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

Optional Cash Payments by Existing Shareholders

     Existing shareholders may purchase additional ordinary shares through optional cash payments, regardless of whether dividends are being reinvested. Optional cash payments may not be less than $25, and the total of all optional cash payments submitted by an individual shareholder may not exceed $150,000 in any year, unless a request for waiver has been approved (in which case the optional cash payments may exceed $150,000 for the year in which the waiver is granted). The $25 minimum applies only to optional cash payments by existing Plan participants. New investors must make an initial investment of not less than $250. There is no obligation either to make an optional cash payment or to invest the same amount of cash for each investment.

     If you already own our ordinary shares, are enrolled in the Plan and want to make optional cash payments, you can authorize an individual automatic deduction from your U.S. bank account through Investor ServiceDirect® or send a check or money order to the Administrator for each optional cash payment. If you choose to submit a check or money order, please make sure to include the contribution form from your Plan statement and mail it to the address specified on the Plan statement. If you wish to make regular monthly optional cash payments, you may authorize automatic monthly deductions from your bank account.

     Optional cash payments must be received by the Administrator at least one business day prior to the investment date. Funds received after the investment date will be held for investment on the next investment date. Generally, there is an investment date once every five business days. If you deliver an optional cash payment to the Administrator, but decide that you do not want to make the optional cash payment, you must deliver a written request for a refund to the Administrator. See “—Administration” for information on how to contact the Administrator. The Administrator must receive your request for a refund no later than two business days prior to the investment date. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 35 days, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

Eligibility and Use of Multiple Accounts

     We reserve the right to deny, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan or for any other reason. In such event, we will notify you and the Administrator will continue to safekeep your shares but will no longer accept additional investments or reinvest your dividends. The Administrator will sell your shares upon your request.

     Also, if you set up multiple accounts using variations of the same name, bearing the same social security number or tax identification number, or do anything else, regardless of the form, for the purpose of evading the $150,000 limitation on initial investments and yearly optional cash payments, you will be considered a single participant for purposes of the $150,000 limitation. If you have ordinary shares registered in your name and other ordinary shares registered under a nominee’s or broker’s street name, or in the name of a corporation, trust, cotenancy, partnership or other entity of which you are an “affiliate,” you and all of your affiliates may only invest a total of $150,000 per year under the Plan. For purposes of this Plan, “affiliate” is defined in the same manner as in Rule 405 of the Securities Act of 1933 and includes any person or persons controlling, controlled by or under common control with you. Separate custodial or trust accounts for separate beneficiaries will, however, be entitled to invest up to $150,000 per account each year. Purchases made for an account of a participant in a plan that is qualified under Section 401(a) of the Code will not be included in this $150,000 limitation.

Optional Cash Payments and Initial Investments in Excess of $150,000—Request for Waiver

     If you want to make optional cash payments in excess of $150,000 in any year or an initial investment in excess of $150,000, you must receive our written approval. To obtain our written approval, you must submit a request for waiver form. You can obtain a request for waiver form by contacting the Administrator’s Waiver Department at 1-917-320-6300 and upon completion, please send it to the Administrator’s Waiver Department via facsimile at 1-917-320-6312.

     We have the sole discretion as to whether to approve any request to make an optional cash payment or initial investment in excess of the maximum amount and to set the terms of any such optional cash payment or initial investment. If we approve your request for waiver, the Administrator will notify you promptly. In deciding whether to approve a request for waiver, we will consider relevant factors, including, but not limited to, the following:

  whether the Plan is then acquiring newly issued ordinary shares directly from us or acquiring ordinary shares in the open market or in privately negotiated transactions from third parties;
  our need for additional funds;
  the attractiveness of obtaining additional funds through the sale of ordinary shares as compared to other sources of funds;
  the purchase price likely to apply to any sale of ordinary shares;
  the shareholder submitting the request;
  the extent and nature of the shareholder’s prior participation in the Plan;
  the number of ordinary shares held of record by the shareholder; and
  the aggregate number of optional cash payments and initial investments in excess of $150,000 for which requests for waiver have been submitted by all existing shareholders and new investors.

     If requests for waiver are submitted for an aggregate amount in excess of the amount that we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine to be appropriate. The Plan does not provide for a predetermined maximum amount that an existing shareholder or new investor may invest or a maximum number of shares that may be purchased pursuant to a request for waiver.

Purchases and Pricing of Shares Purchased Pursuant to a Request for Waiver

     If a request for waiver is approved, the price of shares purchased pursuant to the request for waiver will be determined using a pricing period of not less than one and not more than 10 trading days as determined by us, commencing on a date set by us. Optional cash payments or initial investments made pursuant to a request for waiver will be used to purchase our ordinary shares as soon as practicable on or after the business day following the last day of the pricing period. This date is referred to as the waiver investment date. The Administrator will apply all good funds received on or before the first business day before the pricing period to purchase our ordinary shares. Funds received after this date will be returned to you.

     For purposes of determining the price per share on the waiver investment date, the price will be equal to the average of the high and low sales prices of our shares, computed up to seven decimal places, if necessary, as quoted on the NYSE, for the applicable trading days immediately preceding the waiver investment date.

     For any pricing period, we may establish a minimum purchase price per share, referred to as the threshold price, applicable to optional cash payments and initial investments made pursuant to a request for waiver. At least two business days prior to the first day of the applicable pricing period, we will decide whether to establish a threshold price and, if so, its amount. We will notify the Administrator as to the amount of the threshold price, if any. We will make this determination at our discretion after a review of current market conditions, the level of participation in the Plan and current and projected capital needs.

     If a threshold price is established for any pricing period, it will be fixed as a dollar amount that the average of the high and low sales prices of our ordinary shares as quoted by the NYSE for each trading day during the applicable pricing period must equal or exceed (not adjusted for a waiver discount, if any). In the event that the threshold price is not satisfied for a trading day in the pricing period, then that trading day will be excluded from the pricing period and all trading prices for that trading day will be excluded from the determination of the purchase price. In addition, we will exclude from the pricing period and the determination of the purchase price any trading day in which no trades of ordinary shares are made on the NYSE. Thus, for example, for a five-day pricing period, if the threshold price is not satisfied or no trades of our ordinary shares are reported for one of the five trading days in the pricing period, then the purchase price will be based on the remaining four trading days in which the threshold price is satisfied.

     In addition, a portion of each optional cash payment or initial investment will be returned for each trading day of a pricing period in which the threshold price is not satisfied or for each trading day in which no trades of our ordinary shares are reported on the NYSE. The amount returned will be equal to a pro rata portion of the amount of the optional cash payment or initial investment (not just the amount in excess of $150,000) for each trading day that the threshold price is not satisfied or in which no trades of our ordinary shares are reported. For example, for a five-day pricing period, if the threshold price is not satisfied or no trades of our ordinary shares are reported for one of the five trading days in the pricing period, then 1/5 (or 20%) of the optional cash payment or initial investment will be returned without interest.

     The establishment of the threshold price and the possible return of a portion of an optional cash payment or initial investment applies only to optional cash payments and initial investments made pursuant to a request for waiver. Setting a threshold price for a pricing period will not affect the setting of a threshold price for a subsequent pricing period. We may waive our right to set a threshold price for any pricing period. Neither we nor the Administrator is required to provide you with any written notice as to the threshold price for any pricing period. You may contact the Administrator’s Waiver Department at 1-917-320-6300 to find out if a threshold price has been fixed or waived for any given pricing period.

     For each pricing period, we may establish a discount from the market price applicable to optional cash payments and initial investments made pursuant to a request for waiver. This waiver discount, if any (which we expect may range from 0% to 5% of the purchase price), may vary for each pricing period. The waiver discount, if any, will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, the attractiveness of obtaining additional funds through the sale of our ordinary shares as compared to other sources of funds and current and projected capital needs. You may obtain information regarding the maximum waiver discount, if any, by contacting the Administrator’s Waiver Department at 1-917-320-6300. Setting a waiver discount for a particular pricing period will not affect the setting of a waiver discount for any subsequent pricing period. The waiver discount, if any, will apply only to optional cash payments and initial investments in excess of $150,000. The waiver discount will apply to the entire optional cash payment or initial investment made pursuant to a waiver and not just the portion in excess of $150,000. The discount, if any, applicable to reinvested dividends, initial investments up to $150,000 and optional cash payments up to $150,000 per year will not apply to initial investments and optional cash payments made pursuant to a request for waiver.

     We will only establish a threshold price or waiver discount for shares that are purchased directly from us.

Number of Shares to Be Purchased for the Participant

     The number of shares, including fractional shares, purchased under the Plan will depend on the amount of your cash dividend, the amount of your optional cash payments, the amount of your initial investment, and the price of the shares determined as provided above. Shares purchased under the Plan, including fractional shares, will be credited to your account. Both whole and fractional shares will be purchased. Fractional shares will be computed to four decimal places.

     This prospectus relates to our ordinary shares registered for sale under the Plan. We cannot assure you there will be enough shares to meet the requirements under the Plan. If we do not have a sufficient number of registered shares to meet the Plan requirements during any month, the portion of any reinvested dividends, optional cash payments, and initial investments received by the Administrator but not invested in our shares under the Plan will be returned to participants without interest.

Source of Shares Purchased Under the Plan

     Shares purchased under the Plan may come from our authorized but unissued ordinary shares. However, we reserve the right to instruct the Administrator to purchase shares for you in the open market, rather than issue new shares. Such market purchases may be made on any securities exchange where our ordinary shares are traded, in the over-the-counter market or in negotiated transactions, and may be on such terms as to price, delivery, and otherwise as the Administrator may determine. You will pay no service fees, brokerage trading fees or other charges on purchases under the Plan when shares are newly issued. If shares are acquired through open market sources, brokerage trading fees at the rate of $0.06 per share may be factored into the average price of shares acquired during the pricing period.

Method for Changing Dividend Reinvestment Election

     You may change your dividend reinvestment election at any time on-line through Investor ServiceDirect® or by notifying the Administrator in writing. See “—Administration” for information on how to contact the Administrator. To be effective with respect to a particular dividend, any such change must be received by the Administrator on or before the record date for that dividend.

Withdrawal by Participant

     You may discontinue the reinvestment of your dividends at any time by providing written notice to the Administrator. Alternatively, you may change your dividend election on-line under account management service at www.melloninvestor.com. See “—Administration” for information on how to contact the Administrator. To be effective for a particular dividend payment, the Administrator must receive notice on or before the record date for that dividend. The Administrator will continue to hold your shares unless you request a certificate for any full shares and a check for any fractional share. In addition, you may request that all or part of your shares be sold. When your shares are sold, you will receive the proceeds less a handling charge of $15.00 and any brokerage trading fees.

     Upon withdrawal, you may elect to stop the investment of any initial investment or optional cash payment by delivering a written request for a refund to the Administrator. The Administrator must receive your request for a refund no later than two business days prior to the investment date.

     Generally, an eligible shareholder or new investor may again become a participant in the Plan. However, we reserve the right to reject the enrollment of a previous participant in the Plan on grounds of excessive joining and termination. This reservation is intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.

Share Certificates and Safekeeping

     Our ordinary shares that you acquire under the Plan will be maintained in your Plan account in non-certificated form for safekeeping. Safekeeping protects your shares against loss, theft or accidental destruction and also provides a convenient way for you to keep track of your shares. Only shares held in safekeeping may be sold through the Plan.

     If you own our ordinary shares in certificated form, you may deposit your certificates for those shares with the Administrator, free of charge.

Reports to Participants

     The Administrator will send a transaction notice confirming the details of each transaction that you make. When you participate in the dividend reinvestment feature, depending on the number of shares you own, you will receive a quarterly or annual statement of your account.

Responsibilities Under the Plan

     None of us, the Administrator or any independent agent will be liable in administering the Plan for any act done in good faith, or for any omission to act in good faith, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon that participant’s death prior to the receipt of notice in writing of such death. Since we have delegated all responsibility for administering the Plan to the Administrator, we specifically disclaim any responsibility for any of its actions or in actions in connection with the administration of the Plan.

     You should recognize that neither we, the Administrator, nor any independent agent can assure you of a profit or protect you against a loss on shares purchased under the Plan.

Interpretation and Regulation of the Plan

     We reserve the right to interpret and regulate the Plan.

Suspension, Modification or Termination of the Plan

     We reserve the right to suspend, modify or terminate the Plan at any time. Participants will be notified of any suspension, modification or termination of the Plan. Upon our termination of the Plan, a certificate will be issued to you for the number of full shares in your account. Any fractional share in your account will be converted to cash and remitted to you by check or automatic deposit to a bank account that you designate.

Miscellaneous

     Effect of Stock Dividend, Stock Split or Rights Offering. Any shares we distribute as a stock dividend on shares (including fractional shares) credited to your account under the Plan, or upon any split of such shares, will be credited to your account. Share dividends or splits distributed on all other shares held by you and registered in your own name will be mailed directly to you. In a rights offering, your entitlement will be based upon your total holdings, including those credited to your account under the Plan. Rights applicable to shares credited to your account under the Plan will be sold by the Administrator and the proceeds will be credited to your account under the Plan and applied to the purchase of shares on the next investment date.

     Exercise, Transfer and Sale. If you want to exercise, transfer or sell any portion of the rights applicable to the shares credited to your account under the Plan, you must request, at least two days prior to the record date for the issuance of any such rights, that a portion of the shares credited to your account be transferred from your account and registered in your name. Except in unusual circumstances, the record date will be approximately 21 days in advance of the dividend payment date. Your sale request will be processed and your shares will, subject to market conditions and other factors, generally be sold within 24 hours of receipt and processing of your request. Please note that the Administrator cannot and does not guarantee the actual sale date or price, and it cannot stop or cancel any outstanding sales or issuance requests. All requests are final. The Administrator will mail a check to you (less applicable sales fees as set forth on the Plan fee schedule) on the applicable settlement date, which is three business days after your shares have been sold. Please allow an additional five to seven business days from settlement date for the post office to deliver your check.

     Effect of Transfer of All Shares in Participant’s Name. If you dispose of all our ordinary shares registered in your name, but do not give notice to the Administrator, the Administrator will continue to reinvest the cash dividends on any shares held in your account under the Plan until the Administrator is otherwise notified. See “—Withdrawal by Participant” for more information on how to withdraw from the Plan.

     Voting of Participant’s Shares Held Under Plan. The shares credited to your account under the Plan will be voted in accordance with your instructions. If you are a participant in the Plan and are not a holder of record of shares in your own name, you will be furnished with a form of proxy covering the shares credited to your account under the Plan. If you are a participant in the Plan and are the holder of record of shares in your own name, your proxy will be deemed to include shares, if any, credited to your account under the Plan and the shares held under the Plan will be voted in the same manner as the shares registered in your own name. If a proxy is not returned, none of your shares will be voted unless you vote in person. If you want to vote in person at a meeting of shareholders, a proxy for shares credited to your account under the Plan may be obtained upon written request received by the Administrator at least 15 days before the meeting.

LIMITATION OF LIABILITY

     The Plan provides that neither we nor the Administrator, nor any independent agent will be liable in administering the Plan for any act done in good faith or any omission to act in good faith in connection with the Plan. This limitation includes, but is not limited to, any claims of liability relating to:

  the failure to terminate your Plan account upon your death prior to receiving written notice of your death;
  the purchase or sale prices reflected in your Plan account or the dates of purchases or sales of shares under the Plan; or
  any loss or fluctuation in the market value of our shares after the purchase or sale of shares under the Plan.

     The foregoing limitation of liability does not represent a waiver of any rights you may have under applicable securities laws.

USE OF PROCEEDS

     We intend to use the net proceeds from this offering for general corporate purposes. We will not receive any proceeds from shares purchased by the Administrator in open market or negotiated purchases. We do not know either the number of shares that will be purchased under the Plan or the prices at which the shares will be sold to participants.

PRICE RANGE OF ORDINARY SHARES AND DIVIDENDS

     Our ordinary shares are listed and traded on the NYSE under the symbol “XL”. The following table sets forth, for the periods indicated, the high and low closing sales prices per ordinary share as reported on the NYSE and the quarterly cash dividends declared per ordinary share.

	High	Low	Dividend

2002
First Quarter	$97.11	$86.05	$0.47
Second Quarter	$97.38	$82.70	$0.47
Third Quarter	$83.03	$61.00	$0.47
Fourth Quarter	$83.23	$70.88	$0.47
2003
First Quarter	$83.55	$64.57	$0.48
Second Quarter	$88.00	$72.58	$0.48
Third Quarter	$83.92	$72.83	$0.48
Fourth Quarter	$79.83	$68.11	$0.48
2004
First Quarter	$81.54	$72.44	$0.49
Second Quarter	$79.55	$73.92	$0.49
Third Quarter	$75.99	$68.87	$0.49
Fourth Quarter	$79.56	$67.62	$0.49
2005
First Quarter	$79.16	$70.93	$0.50
Second Quarter	$75.66	$67.70	$0.50
Third Quarter	$74.90	$66.63	$0.50
Fourth Quarter (through December 19, 2005)	$73.89	$60.26	$0.50

     On December 19, 2005, the last reported sale price for our ordinary shares was $65.27 per ordinary share. As of November 29, 2005, there were 935 holders of record of our Class A Ordinary Shares.

     On December 1, 2005, we announced that in January 2006 management intends to recommend to our board of directors a reduction in the quarterly dividend payable on our Class A Ordinary Shares to $0.38 per ordinary share.

     The declaration and payment of future dividends by us will be at the discretion of our board of directors and will depend upon many factors, including our earnings, financial condition, business needs, capital and surplus requirements of our operating subsidiaries and regulatory and contractual restrictions. As a holding company, our principal source of income is dividends or other statutorily permissible payments from our subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries that we operate in, including the Cayman Islands, Bermuda, the United States and the United Kingdom, and those of the Society of Lloyd’s, and certain contractual provisions. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Item 8, Note 24 to the Consolidated Financial Statements, in each case in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus.

DESCRIPTION OF XL CAPITAL SHARE CAPITAL

General

     Our Articles of Association and Memorandum of Association provide that our authorized share capital is US$9,999,900 divided into 999,990,000 ordinary shares, par value $0.01 per share. Our ordinary shares are currently divided into five classes: Class A Ordinary Shares and Class B Ordinary Shares and Series A Preference Ordinary Shares, Series B Preference Ordinary Shares and Series C Preference Ordinary Shares.

     As of December 13, 2005, our issued and outstanding shares were approximately as follows:

Class of Shares	Shares

Class A Ordinary Shares	187,701,116
Series A Preference Ordinary Shares	9,200,000
Series B Preference Ordinary Shares	11,500,000

All issued and outstanding shares are fully paid and nonassessable.

*	Class B Ordinary Shares and Series C Preference Ordinary Shares are authorized. No Class B Ordinary Shares are outstanding and no Series C Preference Ordinary Shares have been issued.

DESCRIPTION OF XL CAPITAL ORDINARY SHARES

General

     The following description of our ordinary shares is a summary. This summary is not complete and is subject to the complete text of applicable laws and our Memorandum and Articles of Association.

Voting

     The holders of our Class A Ordinary Shares are entitled to one vote per share while our Class B Ordinary Shares carry no voting rights. Our Articles of Association restrict the voting power of any shareholder to less than approximately 10% of total voting power.

     Under the Cayman Islands Companies Law, or the Law, and our Memorandum and Articles of Association, some matters, such as altering the Memorandum or the Articles of Association, changing the name of a company, voluntarily winding-up a company or removing a director, require approval of shareholders by a special resolution. A special resolution is a resolution (1) passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy at a general meeting or (2) approved in writing by all shareholders entitled to vote at a general meeting of the company.

Dividend Rights

     Subject to the Law and any rights and restrictions of any other class or series of shares, including our preference ordinary shares, the board of directors may from time to time declare dividends on the shares issued and authorize payment of the dividends out of our profit realized or unrealized or out of monies otherwise available for dividends in accordance with the Law. The board of directors may declare that any dividend be paid wholly or partly by the distribution of our shares and/or specific assets.

     No dividends on the shares issued will be declared by our board of directors, or paid or set apart for payment by us, at any time during which the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, or Cayman Islands law prohibit a declaration, payment or setting apart for payment of a dividend or provide that such a declaration, payment or setting apart for payment would constitute a breach or a default or not be permitted thereunder. No dividends on the shares issued will be declared or paid or set apart for payment if prohibited by law or regulation.

     Our Articles of Association provide that no dividend shall be payable except out of our profits, realized or unrealized, or out of monies otherwise available for dividends in accordance with Cayman Islands law. Under Cayman Islands law, we may not lawfully declare or pay a dividend out of the share premium account if there are reasonable grounds for believing that we are, or would immediately following the payment of the dividend be, unable to pay our debts as they fall due in the ordinary course of business. In addition, our directors are, as a matter of prudence, required to ensure that any dividend declared or paid is not of an amount that reduces our reserves to a level that is not sufficient to meet the reserve requirements of our business.

Rights upon Liquidation

     Upon our liquidation, after the payments to be made in accordance with the Law and the full amounts that holders of any issued shares ranking senior to the ordinary shares, including our preference ordinary shares, as to distribution on liquidation or winding-up are entitled to receive have been paid or set aside for payment, the holders of the ordinary shares are entitled to receive, pro rata, any remaining assets available for distribution to the holders of ordinary shares. The liquidator may deduct from the amount payable in respect of those ordinary shares any liabilities the holder has to or with us. The assets received by the holders of ordinary shares in a liquidation may consist in whole or in part of property. That property is not required to be of the same kind for all shareholders.

Stock Plans

     Our incentive stock plan, the “1991 Performance Incentive Program,” provides for grants of non-qualified or incentive stock options, restricted stock awards, restricted stock units, performance shares, performance units and stock appreciation rights, or SARs. The 1991 Performance Incentive Program is administered by a Committee designated by the board of directors, or the Committee. Stock options may be granted with or without SARs. Exercise prices (which cannot be less per share than the fair market value per share on the grant date) are established by the Committee at the date of grant. Options and SARs have a life of not longer than 10 years and vest as set forth by the Committee.

     Restricted stock awards issued under the 1991 Performance Incentive Program vest over such period as the Committee may approve. These shares contain certain restrictions, prior to vesting, relating to, among other things, forfeiture in the event of termination of employment and transferability. Restricted stock issued under the program totaled 596,411 shares, 496,671 shares and 225,960 shares in 2004, 2003 and 2002, respectively. Vesting for such shares generally occurs over a four year period from the date of issue.

     We also have stock plans in place for our non-employee directors. We maintain the Directors Stock & Option Plan, which provides for annual automatic grants of options to purchase 5,000 ordinary shares to each non-employee director in office immediately following our annual meeting. It also provides for automatic grants of options to purchase 5,000 shares to each non-employee director when he or she is first elected to the Board. The exercise price per share of each of the options is equal to the fair market value per ordinary share on the date of grant, the options vest immediately on the date of grant, and they are exercisable for ten years. Discretionary stock option grants may also be made to non-employee directors under that plan. The Directors Stock & Option Plan also provides for discretionary grants of restricted stock and restricted stock units to non-employee directors. Non-employee directors may also make an irrevocable election preceding the beginning of each calendar year to defer cash compensation that would otherwise be payable as their annual retainer in increments of 10% or receive their annual retainer fee currently in the form of shares instead of cash. Any deferred payments will be credited in the form of shares calculated by dividing 110% of the deferred payment by the market value of our stock on the date the fees would otherwise be payable. The shares are distributed in accordance with the terms of that plan. Shares issued under that plan totaled 3,819, 3,153 and 3,622 in 2004, 2003, and 2002, respectively.

     A second stock plan, the Stock Plan for Non-employee Directors, provides for the crediting of share units, as of the day of each year that annual retainer fees are payable, determined by dividing the annual retainer fee by the fair market value of an ordinary share on the date the units are credited. These units receive dividends in the form of additional units equal to the cash value divided by the market price on the payment date. Benefits under the Stock Plan for Non-employee Directors will be distributed in the form of our ordinary shares following termination of the director’s service on the Board. Share units totaling 8,351, 8,598 and 6,659 were issued in 2004, 2003 and 2002, respectively.

     In 1999, we adopted our 1999 Performance Incentive Program under which 1,250,000 options were available and issued to employees who were not directors or executive officers. Our 1999 Performance Incentive Program is substantially similar to our 1991 Performance Incentive Program. The Employee Share Purchase Plan, or “ESPP,” was approved by our shareholders on May 10, 2002. The ESPP has two six-month offering periods per year, commencing July 1 and January 1. All employees of XL Capital and its designated participating subsidiaries are eligible to participate in the ESPP, provided they have been employed at least one month prior to the start of the offering period. Employees can invest up to 20% of their total monthly cash compensation towards the purchase of our shares up to a total market value (measured on the first day of the applicable offering period) of $25,000 in any calendar year. Employees who enroll in the ESPP may purchase our shares at a 15% discount on the lesser of the market price at the beginning or at the end of the six-month offering period. A total of 1,255,000 ordinary shares may be issued under the ESPP. The number of shares issued during the year ended December 31, 2004, 2003 and 2002 was 167,890, 66,848 and 47,399, respectively. We currently anticipate that the ESPP will be terminated effective as of December 31, 2005.

Share Rights Plan

     Rights to purchase ordinary shares, or Rights, were distributed as a dividend at the rate of one Right for each ordinary share held of record as of the close of business on October 31, 1998. Each Right entitles holders of ordinary shares to buy one ordinary share at an exercise price of $350. The Rights would be exercisable, and would detach from the ordinary shares, only if a person or group were to acquire 20% or more of our outstanding ordinary shares, or were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 20% or more of our outstanding ordinary shares. Upon a person or group without prior approval of the board of directors acquiring 20% or more of our outstanding ordinary shares, each Right would entitle the holder (other than such an acquiring person or group) to purchase ordinary shares (or, in certain circumstances, ordinary shares of the acquiring person) with a value of twice the Rights exercise price upon payment of the Rights exercise price. We will be entitled to redeem the Rights at $0.01 per Right at any time until the close of business on the tenth day after the Rights become exercisable. The Rights will expire at the close of business on September 30, 2008, and do not initially have a fair value. We have initially reserved 119,073,878 authorized ordinary shares for issuance upon exercise of Rights.

Classified Board

     Our board of directors is divided into three classes that are elected for staggered three-year terms. A director may be removed by the shareholders without cause only by special resolution of the total voting power of our issued shares determined in accordance with our Articles of Association.

CERTAIN TAX CONSEQUENCES

     All participants are urged to consult their own tax advisors to determine the particular tax consequences that may result from their participation in the Plan and the subsequent disposal by them of ordinary shares purchased under the Plan.

     The following is a brief summary of the material federal income tax considerations relevant to U.S. participants (as defined below) with respect to participation in the Plan, which is for general information only and is not tax advice. Except where otherwise indicated, this summary only applies to U.S. participants who hold the ordinary shares as capital assets (generally, assets held for investment). The information in this section is based on the Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to a taxpayer that receives such a ruling), and court decisions, all as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations or court decisions could significantly change the current law or adversely affect existing interpretations of current law. Any change could apply retroactively to transactions preceding the date of the change. We have not received nor do we intend to seek a private letter ruling from the Internal Revenue Service regarding the Plan.

     This summary does not address all aspects of U.S. federal income taxation that may be relevant to U.S. participants in light of their particular circumstances, such as U.S. participants who are subject to special tax treatment including, for example, (1) financial institutions, regulated investment companies, real estate investment trust, insurance companies, dealers in securities or currencies, tax-exempt organizations, partnerships or other pass-through entities or traders in securities who elect to mark to market their securities, (2) persons holding the ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) persons owning (directly, indirectly or constructively) 10% or more of the total combined voting power or total value of the stock of XL Capital Ltd. In addition, this summary does not address alternative minimum taxes or any state, local or foreign tax laws. We do not address any of the tax consequences to a non-U.S. participant (as defined below).

     If the U.S. participant is a partnership, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership participating in the Plan, you should consult your own tax advisor.

     A “U.S. participant” means a participant in the Plan who is, for U.S. federal income tax purposes, an individual citizen or resident of the U.S., a domestic corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or the trust has made a valid election to be treated as a U.S. person. A “non-U.S. participant” means a participant that is not a U.S. participant.

Tax Consequences of Dividend Reinvestment

     In the case of ordinary shares purchased by the Administrator from us, U.S. participants in the Plan will be treated, for federal income tax purposes, as having received a distribution equal to the fair market value, as of the investment date, of the ordinary shares purchased with their reinvested dividends. The discount, if any, will be treated as being part of the distribution received. The fair market value will equal the average of the daily high and low prices of our ordinary shares, as quoted by the NYSE for the investment date.

     In the event the Administrator purchases ordinary shares in open market transactions or in negotiated transactions with third parties, the Internal Revenue Service may assert that the amount of the distribution received by a U.S. participant would include the fair market value of the ordinary shares purchased with reinvested dividends and a pro rata share of any brokerage trading fees or other related charges paid by us in connection with the Administrator’s purchase of the ordinary shares on behalf of the U.S. participant.

     As in the case of non-reinvested cash distributions, the distributions described above will constitute taxable dividend income to U.S. participants to the extent of our current and accumulated earnings and profits allocable to the distributions and any excess distributions will constitute a return of capital which reduces the basis of the U.S. participant’s ordinary shares or results in gain to the extent that excess distributions exceed the U.S. participant’s tax basis in his, her or its ordinary shares. The distributions treated as dividend may constitute qualified dividend income eligible for taxation at reduced rates in the hands of an individual or other noncorporate U.S. participant provided you meet certain holding period requirements and other conditions are met.

     A U.S. participant’s tax basis in his, her or its ordinary shares acquired under the Plan will generally equal the total amount of distributions a U.S. participant is treated as receiving, as described above. A U.S. participant’s holding period in his, her, or its ordinary shares generally begins on the day following the date on which the ordinary shares are credited to the U.S. participant’s Plan account.

Tax Consequences of Optional Cash Payments

     The Internal Revenue Service has indicated through private letter rulings that U.S. participants who elect to purchase ordinary shares by optional cash payments or as an initial investment will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the ordinary shares purchased over the amount of the cash payment made by the U.S. participant. The fair market value will equal the average of the daily high and low prices of our ordinary shares, as quoted by the NYSE for the investment date. Private letter rulings are not considered precedent by the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service would take the above position with respect to the transaction under the Plan.

     Also, if the Administrator acquires ordinary shares in an open market transaction or in a negotiated transaction with third parties, then the Internal Revenue Service may assert that a U.S. participant will be treated as receiving a distribution equal to a pro rata share of any brokerage trading fees or other related charges paid by us on behalf of the U.S. participant. Any distributions which the U.S. participant is treated as receiving, including the discount, would be taxable income or gain or reduce the basis in our ordinary shares, or some combination of these treatments, under the rules described above under “—Tax Consequences of Dividend Reinvestment.”

     The tax basis of ordinary shares acquired by optional cash payments or as an initial investment will generally equal the total amount of distribution a U.S. participant is treated as receiving, as described above, plus the amount of the cash payment. A U.S. participant’s holding period for ordinary shares purchased under the Plan generally will begin on the day following the date on which ordinary shares are credited to the U.S. participant’s Plan account.

Tax Consequences of Dispositions

     Subject to potential application of controlled foreign corporation, related person insurance income and foreign passive investment company rules, a U.S. participant may realize gain or loss when ordinary shares are sold or exchanged, whether the sale or exchange is made at the U.S. participant’s request upon withdrawal from the Plan or takes place after withdrawal from or termination of the Plan and, in the case of a fractional share, when the U.S. participant receives a cash payment for a fraction of a share of ordinary shares credited to his or her account. The amount of the gain or loss will be the difference between the amount that the U.S. participant receives for the ordinary shares or fraction of a share and the tax basis for the shares or fraction of a share.

Backup Withholding and Administrative Expenses

     In general, any dividend reinvested under the Plan is not subject to federal income tax withholding. We or the Administrator may be required to deduct as “backup withholding” on all distributions paid to a shareholder, regardless of whether those distributions are reinvested. Similarly, the Administrator may be required to deduct backup withholding from all proceeds of sales of ordinary shares held in a Plan account. A U.S. participant is subject to backup withholding if (1) the U.S. participant has failed to properly furnish us and the Administrator with his, her or its taxpayer identification number; (2) the Internal Revenue Service notifies us or the Administrator that the identification number furnished by the U.S. participant is incorrect; (3) the Internal Revenue Service notifies us or the Administrator that backup withholding should be commenced because the U.S. participant failed to report properly distributions paid to him, her or it; or (4) when required to do so, the U.S. participant fails to certify, under penalties of perjury, that the participant is not subject to backup withholding.

     Backup withholding amounts will be withheld from dividends before those dividends are reinvested under the Plan. Therefore, dividends to be reinvested under the Plan by participants subject to backup withholding will be reduced by the backup withholding amount. The withheld amounts constitute a credit on the U.S. participant’s income tax return.

PLAN OF DISTRIBUTION

     Subject to the discussion below, we will distribute newly issued ordinary shares sold under the Plan. Mellon Securities LLC, a registered broker/dealer, will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to our ordinary shares sold under the Plan. You will pay no service fees or brokerage trading fees on shares that are newly issued. However, if you request that shares be sold, you will receive the proceeds less a handling charge of $15.00 and any brokerage trading fees. The ordinary shares are currently quoted on the NYSE.

     In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of existing shareholders and new investors who may be engaged in the securities business.

     Persons who acquire our ordinary shares through the Plan and resell them shortly after acquiring them, including in connection with the coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant, and we will not enter into any agreement with any such person regarding the resale or distribution by any such person of our ordinary shares so purchased. We may, however, accept optional cash payments and initial investments made pursuant to requests for waiver by such persons.

     From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to optional cash payments and initial investments made pursuant to requests for waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our ordinary shares. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of our ordinary shares to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.

LEGAL MATTERS

     Certain matters with respect to the ordinary shares under the laws of the Cayman Islands will be passed upon for us by Appleby Spurling Hunter, Grand Cayman, Cayman Islands.

EXPERTS

     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of XL Capital Ltd for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES
UNDER UNITED STATES FEDERAL SECURITIES LAWS

     XL Capital is a Cayman Islands company. In addition, some of its officers and directors, as well as some of the experts named in this prospectus, reside outside the United States and all or much of their assets are or may be located in jurisdictions outside of the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against XL Capital, on judgments of U.S. courts, including judgments based upon the civil liability provisions of the U.S. federal securities laws. However, investors may serve XL Capital with process in the United States with respect to actions against it arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of the securities covered by this prospectus by serving CT Corporation System, 111 Eighth Avenue, New York, New York 10011, its U.S. agent appointed for that purpose.

     XL Capital has been advised by Appleby Spurling Hunter, its Cayman Islands counsel, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the courts of the United States (or any political subdivision thereof), a final and conclusive judgment in personam of such courts having competent jurisdiction for a debt or definite sum of money would be recognized and enforced by the courts of the Cayman Islands by originating action on such judgment; provided that the debt or sum of money is not a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other similar penalty; provided, further, that the judgment was obtained without fraud or without breaching the principles of natural justice in the Cayman Islands or in contravention of Cayman Islands public policy. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere. There is doubt as to the enforceability in the Cayman Islands, in original actions or in actions for enforcement of judgments of U.S. Courts, of liabilities predicated upon U.S. federal securities laws. There is no treaty in effect between the United States and the Cayman Islands providing for such enforcement and there are grounds upon which the Cayman Islands courts may choose not to enforce judgments of U.S. Courts. Certain remedies available under the U.S. federal securities laws would not be allowed in Cayman Islands courts as contrary to public policy of the Cayman Islands.

1,000,000 Ordinary Shares

XL Capital Ltd

Class A Ordinary Shares

Dividend Reinvestment and
Share Purchase Plan

Prospectus
December 20, 2005

     PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses to be incurred in connection with the distribution of the securities being registered hereunder. All fees and expenses other than the SEC registration fee are estimated.

SEC registration fee	$7,033.11
New York Stock Exchange listing fee for ordinary shares	1,500.00
Printing expenses	10,000.00
Legal fees and expenses	35,000.00
Accounting fees and expenses	5,000.00
Administrator fees and expenses	15,000.00
Miscellaneous	2,500.00

Total	$76,033.11

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 109 of our Articles of Association, incorporated by reference to Appendix G to the Joint Proxy Statement of EXEL Limited and Mid Ocean Limited on Schedule 14A filed on July 2, 1998, contains provisions with respect to indemnification of our directors and officers. The general effect of these provisions is to provide for the indemnity by XL Capital Ltd (“XL Capital”) of an officer, director, employee or agent of XL Capital for threatened, pending or completed actions, suits or proceedings (other than an action by or in the right of XL Capital) brought against such indemnified person by reason of the fact that such person was an officer, director, employee or agent of XL Capital, if such indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     The Articles of Association also provide for the indemnification of such person against expenses actually and reasonably incurred in connection with suits brought by or in the right of XL Capital by reason of the fact that such indemnified person is an officer, director, employee or agent of XL Capital if such indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest; provided, however, that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for willful neglect or default in the performance of his duty to us unless and only to the extent that the Grand Court of the Cayman Islands or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Grand Court or other such court shall deem proper.

     To the extent that such indemnified person shall be successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

     Our directors and officers are also provided with indemnification against certain liabilities pursuant to a directors and officers liability insurance policy.

ITEM 16. EXHIBITS.

Exhibit Number	Description

4.1	Rights Agreement, dated as of September 11, 1998, between EXEL Limited and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K filed on October 21, 1998).

4.2	Memorandum of Association of XL Capital (incorporated by reference to Appendix G to the Joint Proxy Statement of EXEL Limited and Mid Ocean Limited on Schedule 14A filed on July 2, 1998).

4.3	Articles of Association of XL Capital (incorporated by reference to Appendix G Schedule 14A filed on July 2, 1998).

5.1*	Opinion of Appleby Spurling Hunter.

23.1*	Consent of Appleby Spurling Hunter (included as part of Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP relating to the consolidated financial statements of XL Capital Ltd.

24.1*	Power of Attorney of the Registrant (included on a signature page).

99.1*	Appointment of CT Corporation System as U.S. agent for Service of Process.

99.2*	Form of Enrollment Form.

* Filed herewith.

ITEM 17.    UNDERTAKINGS.

THE UNDERSIGNED REGISTRANT HEREBY UNDERTAKES:

     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS THAT each person whose signature appears below does hereby constitute and appoint Brian M. O’Hara, Jerry de St. Paer, Charles F. Barr and Kirstin Romann Gould, and each of them, as his true and lawful attorney-in-fact and agent and in his name, place, and stead, and in any and all capacities, to sign his name to the Registration Statement of XL Capital Ltd, a Cayman Islands company, on Form S-3 under the Securities Act of 1933, as amended, and to any and all amendments or supplements thereto (including any post-effective amendments, including any registration statement filed under Rule 462(b) under the Securities Act of 1933, as amended), with all exhibits thereto and other documents in connection therewith and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully and to all intents and purposes as the undersigned could do if personally present, and the undersigned hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

Signature	Date

/s/ Brian M. O’Hara	December 20, 2005

Name: Brian M. O’Hara

/s/ Jerry M. de St. Paer	December 20, 2005

Name: Jerry M. de St. Paer

/s/ Michael P. Esposito, Jr.	December 20, 2005

Name: Michael P. Esposito, Jr.

/s/ Dale R. Comey	December 20, 2005

Name: Dale R. Comey

/s/ Eugene M. McQuade	December 20, 2005

Name: Eugene M. McQuade

/s/ Robert S. Parker	December 20, 2005

Name: Robert S. Parker

/s/ Cyril E. Rance	December 20, 2005

Name: Cyril E. Rance

/s/ Alan Z. Senter	December 20, 2005

Name: Alan Z. Senter

/s/ John T. Thornton	December 20, 2005

Name: John T. Thornton

/s/ Ellen E. Thrower	December 20, 2005

Name: Ellen E. Thrower

/s/ John W. Weiser	December 20, 2005

Name: John W. Weiser

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton and Country of Bermuda, on December 20, 2005.

XL CAPITAL LTD

By:	/s/ Jerry M. de St. Paer

Name: Jerry M. de St. Paer
Title: Executive Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Brian M. O’Hara	President, Chief Executive	December 20, 2005
Officer and Director
Name: Brian M. O’Hara	(Principal Executive Officer)

/s/ Jerry M. de St. Paer	Executive Vice President	December 20, 2005
and Chief Financial Officer
Name: Jerry M. de St. Paer	(Principal Financial Officer
and Principal Accounting
Officer)

/s/ Michael P. Esposito, Jr. *	Director and Chairman of	December 20, 2005
the Board of Directors
Name: Michael P. Esposito, Jr.

/s/ Dale R. Comey *	Director	December 20, 2005

Name: Dale R. Comey

/s/ Eugene M. McQuade *	Director	December 20, 2005

Name: Eugene M. McQuade

/s/ Robert S. Parker *	Director	December 20, 2005

Name: Robert S. Parker

/s/ Cyril E. Rance *	Director	December 20, 2005

Name: Cyril E. Rance

/s/ Alan Z. Senter *	Director	December 20, 2005

Name: Alan Z. Senter

/s/ John T. Thornton *	Director	December 20, 2005

Name: John T. Thornton

Signature	Title	Date

/s/ Ellen E. Thrower *	Director	December 20, 2005

Name: Ellen E. Thrower

/s/ John W. Weiser *	Director	December 20, 2005

Name: John W. Weiser

*By: /s/ Jerry M. de St. Paer

Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

4.1	Rights Agreement, dated as of September 11, 1998, between EXEL Limited and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K filed on October 21, 1998).

4.2	Memorandum of Association of XL Capital (incorporated by reference to
Appendix G to the Joint Proxy Statement of EXEL Limited and Mid Ocean
Limited on Schedule 14A filed on July 2, 1998).

4.3	Articles of Association of XL Capital (incorporated by reference to Appendix G to the Joint Proxy Statement of EXEL Limited and Mid Ocean Limited on
Schedule 14A filed on July 2, 1998).

5.1*	Opinion of Appleby Spurling Hunter.

23.1*	Consent of Appleby Spurling Hunter (included as part of Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP relating to the consolidated financial statements of XL Capital Ltd.

24.1*	Power of Attorney of the Registrant (included on a signature page).

99.1*	Appointment of CT Corporation System as U.S. agent for Service of Process.

99.2*	Form of Enrollment Form.

* Filed herewith.